SCHONFELD & WEINSTEIN, L.L.P.
SAMUEL P. SCHONFELD (1927-1964)	ATTORNEYS AT LAW	TELEPHONE
JOEL SCHONFELD	80 Wall Street	(212) 344-1600
ANDREA I. WEINSTEIN*	Suite 815	FAX
MARK A. MACRON*	New York, New York 10005	(212) 480-0717
*ALSO ADMITTED IN NEW JERSEY	WWW.SCHONFELD-WEINSTEIN.COM	E-MAIL
joel@schonfeld-weinstein.com
andrea@schonfeld-weinstein.com
keywan@schonfeld-weinstein.com

November 1, 2006

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions

VIA FEDERAL EXPRESS

Re: Hotel Outsource Management International, Inc.
Preliminary Proxy Statement
File No. 000-50306
Filed on August 17, 2006

Dear Mr. Duchovny:

We are in receipt of your letter dated September 1, 2006 and would like to respond as follows:

Schedule 14A

1.	We confirm that any proxies or consents received by Blackborn or Mr. Mihali as a result of a prior solicitation will not be used in any manner;

2.	We have clarified that the proxy statement is being filed on behalf of Blackborn and Mr. Mihali;

3.
Disclosure has been added to state that the special meeting has been called by the President of HOMI, Mr. Jacob Ronnel, pursuant to the company’s bylaws will send a notice of the meeting in accordance with the bylaws and Delaware law, by mailing such notice to all shareholders of record as of the record date at least 10 days prior to the special meeting. HOMI’s bylaws, section 2.5 state that notice must be sent to shareholders not less than 10 nor more than 50 days before the date of a meeting. Similarly, section 222 of the Delaware General Corporation Law states that notice must be sent to shareholders between 10 and 60 days prior to the date of a meeting;

4.
It is Mr. Mihali’s and Blackborn’s opinion that no amendment to the bylaws is necessary to add an additional director to the board. Item 3.1 of HOMI’s bylaws state that the number of directors of HOMI shall not exceed nine. There are currently six directors and if the two directors are removed and three are elected, there will be seven. While Item 3.5 of the bylaws states that the number of directors may be increased by amendment to the bylaws, it is our contention that this refers to an increase in the number of directors in excess of nine;

5.	Mr. Mihali and Blackborn are no longer proposing to re-elect directors who were elected in December 2005. They are now only proposing to elect three new directors;

6.	HOMI’s mailing address has been disclosed pursuant to Item 1(a) of Schedule 14A;

Background, page 4

7.	We have described the terms of the consulting services provided by Mr. Perko and Mr. Mihali to the company and have quantified the amounts paid them during the past two years.

8.	We have removed reference to Blackborn and Mr. Mihali as affiliates;

9.
The proxy statement has been revised to show support for Mr. Mihali’s and Blackborn’s reasons for believing that Avraham Bahry and Boaz Tamir should be removed as directors, and that Uri Kellner, Phillip Schwartz and Yoav Ronen should be elected to the board;

10.
It is not the intent of Mr. Mihali or Blackborn to impugn the characters, integrity or personal reputation of anyone, or to make charges of illegal or immoral conduct without factual foundation. We have been informed that Mr. Tamir’s statement was made at a directors meeting, in front of several witnesses;

Participants, page 4

11.	Mr. Schwartz has been added as a “participant” in the solicitation;

12.	The information required by Item 5(b)(I)(ii) of Schedule 14A with respect to Mr. Mihali has been disclosed;

Proposal One, Removal of Directors, Page 5

13.
The proxy statement has been revised to describe the reasons for this proposal and for proposal two and to disclose any potential effects, both positive and negative, on existing security holders of the company;

Proposal Two, Election of Directors, Page 5

14.	Reference to the 2007 Special Meeting was made in error. It has been corrected to reference the 2007 Annual Meeting;

15.	Disclosure has been added to state that the nominees have consented to being named in the proxy statement and to serve if elected;

Required Vote, Page 10

16.	We have revised disclosure to include the effect of broker non-votes and abstentions;

Solicitation, Page 11

17.
Mr. Mihali and Blackborn understand that all written solicitation materials, including any emails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use;

18.	Total expenditures to date in connection with this solicitation have been disclosed;

Board Meetings and Committees, Page 11

19.	Reference to the company’s intent to form a nominating committee has been removed;

Certain Relationships and Related Transactions, Page 13

20.	We have revised this section to provide addtioanl details of these transactions to the extent the parties involved are the nominees.

21.	This comment is no longer applicable since we are not re-nominating any directors;

Additional Information, Page 15

22.	The disclaimer at the end of the first paragraph in this section has been removed;

23.	The SEC’s new address has been included;

Exhibit B

24.
We have provided complete disclosure in response to Item 5(b)(1)(vi) of Schedule 14A. The Form 5 which was filed on behalf of Mr. Mihali in 2005 refers to options acquired, which expired without being exercised. As a result, they have not been included in Exhibit B.

Form of Proxy

25.	The Form of Proxy has been revised to clearly identify it as being preliminary.

Thank you for your prompt attention to this filing.

Very truly yours,

/s/Andrea I. Weinstein
Andrea I. Weinstein

AIW: lr